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Quick biteTakeoutDinnerFamily-friendyGenerating RevenueFirst LocationLease Secured
Mise

New American Restaurant

2705 Mcgee Trafficway
Kansas City, MO 64111
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@2piecesofbread
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INVESTMENT OPPORTUNITY
Mise is seeking investment to open a new quick-service location, build on our existing catering business, and move into the Culinary
Consulting sector.
The PitchTermsData RoomDiscussionInvestor PerksUnderstand Risks
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Business Overview

The difference between successful Ventures that operate in an industry that traditionally has thin margins. Are those in which they
establish systems for accountability and culture and review consistently, by working with our clients in the initial critical moments and
beyond we can set a higher standard for success. We feel the only way to do this is by demonstrating a template for success. Read more

FOUNDED

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The Team
Brandon Johnson

Owner

As a classically trained chef of Le Cordon Bleu, Brandon Johnson has spent over 15 years delighting clients with a unique and
unforgettable dining experience. During his tenure in the industry, he has watched food and catering establishments turn their eyes toward
their bottom line, focusing more on revenue than the service being provided. His desire to make it "about the food" again is what lead him
to start this business.

The Pitch

Mise is seeking investment to open a new quick-service location, build on our existing catering business, and move into the Culinary
Consulting sector.

Opportunity

The most successful ventures that operate in an industry that traditionally has thin margins are those in which systems for accountability and culture are established and reviewed consistently, by working with our clients in the initial critical moments and beyond. We can raise the bar for success! We feel the only way to do this is by demonstrating a template for success. This will be done by opening a cafe and a catering company to demonstrate our ability to foresee trends, plan, and execute.

We will launch a multi-pronged approach to the Food service industry by establishing a baseline of revenue with a unique approach to product development in the QSR sector, while applying a personalized and tailored experience in the corporate catering and wedding sector. We will apply the same level of detail and execution and variety of flavor profiles of a traditional full service restaurant. For our consulting customers, we are looking to offer them an all-encompassing service to act as their "contractor" and guide them through the process of establishing and maintaining their concept and brand.

Market

Mise:

With our midtown location, we are well situated to serve three core groups: downtown office workers, students on campus, and the weekend crowd out for evening entertainment. Our research suggests that these segments together represent a pool of more than 15,000 potential customers per day. The complementary rising popularity of fast-casual options, the cool factor attached to innovative QSR venues, and the city's strong population growth all contribute to a fantastic opportunity.

Events and Occasions:

Due to our proximity to the downtown and Midtown area, we are able to capitalize on the 100,000+ employees that are currently working downtown, which represents over 3,903 businesses in the area. Additionally, there are two major exhibition halls, 1 drama theater, 15 event spaces, and 3 Prominent churches in the area.

Kc Kitchens:

With over 240,000 established businesses in the Kansas City metropolitan area and an additional 150 food service businesses being established each year, we believe that there's ample opportunity to not only serve existing customers but create a foothold that will allow us to expand into the greater region which encompasses Leavenworth, Kansas St. Joseph, Missouri and Lawrence, Kansas.

Competition

Mise:

Our competition in this area are mostly full-service restaurants. Tower tavern, Shawarma, Kitty cafe, The Brick House, and Oh Cafe are a few examples whose focus is a sit-down experience catering more to a bar and grill atmosphere. From the above-mentioned concepts only Shawarma and Kitty cafe are quick-service restaurant concepts.

Events and Occasions:

While there are several caterers in our immediate area, their primary focus are simple box style lunch menus. There is only one immediate direct competition which would be Inspired Occasions. Our Focus to combat them will be on pricing, attention to detail, and the number of services offered, as well as operating in the space in which they currently do not service: large events that focus on course dining.

Kc Kitchens:

While there are many regional and national culinary consulting firms, there aren't many local companies that currently offer local venues, developers, and a way to gather assistance not only with the initial planning and logistics but also with the review process later to ensure they are maintaining their baseline with food quality, customer interaction, and client engagement.

Why Us?

Mise:

In comparison to sit-down restaurants, we offer similarly high-quality and professionally crafted food, but with the convenience, speed, and lack of pretense that diners have come to prefer. Our food establishment is a public gathering spot, not a private country club. Our new food concept offers a unique combination of advantages that are unmatched by our competitors. Compared to the other fast-casual options, we differentiate ourselves by offering a unique cuisine option (we are the only fusion of Mexican and Indian cuisine in the area), with more creative side dishes.

Events and Occasions:

We are going to offer our clients a combination of the following services:

Food Service
Event Planning
Floral Arrangements
Securing of venue
Adult Beverage service
Linen service

Most of our competitors either offer our clients one or two of the above services. In combining the above services, we will be able to give our clients one access point to coordinate their overall experience, reducing the time spent gathering information pricing and coordinating logistics. We believe that bundling services together not only allows us to retain and entice more customers, but it will allow us to take on bigger and more complex projects in the future.

Kc Kitchens:

Most culinary firms concentrate on the initial stages of building design and concept creation, foregoing the implementation stages that are critical to the success of the concepts throughout their lifetime. We plan to offer our clients not only a full concept and individual services of the back of the house and front of the house concept design and implementation, but also experienced implementation specialists to guide them through their initial 4 months before opening and guidance 6 months after opening. This will allow the concepts to focus on customer interaction and team development. What sets us apart is our ability to provide "boots on the ground" services for a client which are not only fully informed in the concept vision, but also equipped with the expertise to execute and assist the owner/s. We believe that the included check-ups 6 months after implementation will give our clients a pathway to success.

Expectations
Forecast

Mise:

We expect to serve an average of 24 customers per hour during year 1 and then increase that to 26 per hour in year 2. We craft our food by hand, so the small kitchen does have some constraints. We want our dishes to be as fresh as possible, so we'll figure out the best mix of preparing food on demand and preparing ahead of time.

The weekend evenings should be 30% busier than lunch, so we are assuming 30-weekend customers per hour in year 1 and 39 in year 2. The average customer order value should be around $11.48 For customers Sunday through Thursday and $14.50 per customer Friday and Saturday for year 1 and year 2. In year 2, we will be adding daily drink specials and are working to obtain our liquor license, so we can sell local craft beer on the weekends.

In our first two years, we are projecting $94,805 and then $ 831,375 in revenue with an 8-10% profit margin. We expect food supplies and labor to be our top expenses. The first-year payroll costs will be minimal as our owner will assist with most cooking. As things ramp up, we will bring on a 2-3 additional back of house employees. We will have a modest advertising budget; most of our marketing will be by word of mouth and low-cost social media. We will also keep a small maintenance and repair budget for the venue. The equipment is new and shouldn't cost more than $1,000 annually to maintain, though we have budgeted $5,755 to cover unforeseen expenses and repair for the first two years.

Events and Occasions:

In the second year when launching the catering portion, some of the key metrics that we will be looking at include: the number of corporate events, weddings that we execute, and time spent planning these events. Cost per client acquisition should not exceed 6% of the event, and Food cost for each event we will look to keep below 33% per event and personal cost below 22%. If we can generate $1,841.66 per event with at least 12 events it will put us on course to meet our budgets, which is a conservative estimate. In the second year after launch, the catering portion of our business should see a 23% increase in the volume of sales, which will increase our average sales per event to $2,265.24.

Kc Kitchen:

In the first year of service, we are projected to do $191,850 in sales with an estimated cost of $174,595.36 of the three aspects of the company. This sector will be the most costly and time-consuming due to the nature of gathering and closing leads. The projected sales are based upon completing each facet of services offered: full concept design and implementation, food concept design, food concept implementation, and front of the house design and implementation.

Financing Needed

We are looking to receive investment from the MainVest group through a revenue-sharing note between $40-90,000, which will require quarterly repayment staring 12/31/2020 at 3% of revenue. This will be used to cover an initial construction cost and purchase of equipment for the venue as well as catering equipment, along with, but not limited, to providing additional capital to execute day-to-day operations. Please review the Data Room for additional details.

Management team

CHEF BRANDON JOHNSON

As a classically trained chef of Le Cordon Bleu, Brandon Johnson has spent over 15 years delighting clients with a unique and unforgettable dining experience. During his tenure in the industry, he has watched food and catering establishments turn their eyes toward their bottom line, focusing more on revenue than the service being provided. His desire to make it "about the food" again is what lead him to start this business.

Here is a link to a local television cooking demo that I was featured in.

https://youtu.be/AvB5S-x-tQU

https://youtu.be/DA8_Xh5Rgms

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Build-out $23,800
Equipment $5,000
Operating Capital $8,800
Mainvest Compensation $2,400
Total $40,000
Summary of Terms
Legal Business Name 2 PIECES OF BREAD
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment Multiple for the first $30,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 1.7%-3.8%
Minimum Investment Amount $100
Target Raise $40,000
Maximum Raise $90,000
Investment Round Close Date 10/30/2020
Repayment Schedule Quarterly
Securitization None
Maturity Date 1/1/2026
Documents
2018 Balance Sheet
2018 Income Statement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
Financial Forecasts
Mise,Events&Ocassions,KcKitchens-Business Plan.docx
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $94,805 $831,375 $1,071,896 $1,125,491 $1,181,766

Cost of Goods Sold $43,705 $293,644 $306,778 $350,000 $400,000
Gross Profit $51,100 $537,731 $765,118 $775,491 $781,766

EXPENSES

Operating Expenses $120,712 $384,089 $496,867 $500,000 $525,000
Operating Profit $-69,612 $153,642 $268,251 $275,491 $256,766
This information is provided by Mise. Mainvest never predicts or projects performance, and has not reviewed or audited this financial
forecast. Please see below for additional risk disclosures.
Financial Condition
Forecast
Key assumptions

Mise:

We expect to serve an average of 24 customers per hour during year 1 and then increase that to 26 per hour in year 2. We craft our food
by hand, so the small kitchen does have some constraints. We want our dishes to be as fresh as possible, so we'll figure out the best mix
of preparing food on demand and preparing ahead of time.

The weekend evenings should be 30% busier than lunch, so we are assuming 30-weekend customers per hour in year 1 and 39 in year 2.
The average customer order value should be around $11.48 For customers Sunday thru Thursday and $14.50 per customer Friday and
Saturday for year 1 and year 2. In year 2, we will be adding daily drink specials and are working to obtain our liquor license, so we can sell
local craft beer on the weekends.

In our first two years, we are projecting $ $94,805 and then $ 831,375 in revenue with a 8-10% profit margin. We expect food supplies and
to be our top expense. The first-year payroll costs will be minimal as Brandon will be doing most of the cooking. As things ramp up, we will
bring on 2-3 back of house employees. We will have a modest advertising budget much of our marketing will be by word of mouth in
addition to low cost social media. The equipment is new and shouldn't cost more than $1,000 annually to maintain.

Events and Occasions:

In the second year when launching the catering portion. Some of the key metrics that we will be looking for are the number of corporate
events, weddings that we execute, and time spent planning these events. Cost per client acquisition should not exceed 6% of the event,
and Food cost for each event we will look to keep the overall food cost below 33% per event and personal cost below 22%. If we can
generate $1,841.66 per event with at least 12 events it will put us on course to meet our budgets. Which is a conservative estimate. In the
second year after launch, the catering portion of our business will be looking to do a 23% increase in the volume of sales. Which will
increase our average sales per event to $2,265.24

Kc Kitchen:

In the first year of service, we are projected to do $191,850 in sales With an estimated cost of $174,595.36 of the three aspects of the
company. This sector will be the most costly and time-consuming. Due to the nature of gathering and closing leads. The projected sales
are based upon completing each facet of services offered. full concept design and implementation, food concept design, food concept
implementation, and front of the house design and implementation.

Use of funds

We have identified two construction companies that specialize in restaurant design and construction and are currently soliciting bids from
both. We have budgeted square foot cost between $90-$120 per square foot. For the initial construction of the kitchen and customer
dining area.

The budget of $218,280 includes all architectural and interior design costs as well as subcontractor cost and all materials along with major
additions. We are expecting $90,000 to be contributed by the property owner in the form of tenant improvement allowance which will go
towards the above-mentioned construction. In addition to $25,000 through our broad-line vendor. Which will be used for decor which is to
include but not limited to tables, chairs, dishware smallware, and display units for client information as well as sustainability equipment.
The ownership group will contribute $50,000 to cover initial payroll and day-to-day operations.

Sources of Funds

We will be getting an advance on rebates from our Broadline vendor in the amount of $25,000 this amount will not be needed to be repaid
but will require an exclusive purchasing agreement for all food, chemical, paper good products. We are going to be given a tenant
Improvement allowance of $90,000 to cover initial design and construction cost. We are looking to receive additional investment from the
Main invest group through a revenue-sharing note between 40k-80k. which will require quarterly repayment staring 12/31/2020 of 3% of

revenue

The ownership group themselves will contribute $50,000 for day-to-day operation budgets and cover initial payroll and any unforeseen expenses. This will be in the form of a small business loan at a 7% interest rate with repayment beginning on 9/15/2020.

Risk Factors
Real Estate Risk

Mise is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Mise is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mise to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mise operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Changes in Economic Conditions Could Hurt Mise

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mise 's financial performance or ability to continue to operate. In the event Mise ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mise nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mise or management), which is responsible for monitoring Mise 's compliance with the law. Mise will not be required to implement these and other investor protections.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Subordination

The Notes shall be subordinated to all indebtedness of Mise to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mise , and the revenue of Mise can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

You Do Have a Downside

Conversely, if Mise fails to generate enough revenue, you could lose some or all of your money.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mise is significantly more successful than your initial expectations.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

Future Investors Might Have Superior Rights

If Mise needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mise 's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mise 's management will coincide: you both want Mise to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mise to act conservative to make sure they are best equipped to repay the Note obligations, while Mise might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Uninsured Losses

Although Mise will carry some insurance, Mise may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mise could incur an uninsured loss that could damage its business.

The Company Might Need More Capital

Mise might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mise is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mise and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mise is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Reliance on Management

As a securities holder, you will not be able to participate in Mise 's management or vote on and/or influence any managerial decisions regarding Mise . Furthermore, if the founders or other key personnel of Mise were to leave Mise or become unable to work, Mise (and your investment) could suffer substantially.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mise competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mise 's core business or the inability to compete successfully against the with other competitors could negatively affect Mise 's financial performance.

Changes in Economic Conditions Could Hurt Mise

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mise 's financial performance or ability to continue to operate. In the event Mise ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Lack of Ongoing Information

Mise will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mise is allowed to stop providing annual information in certain circumstances.

Changes in Economic Conditions Could Hurt Mise

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mise 's financial performance or ability to continue to operate. In the event Mise ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

This information is provided by Mise. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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